UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Amendment No. 1 to Schedule 13G/A

on

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SELWAY CAPITAL ACQUISITION CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81661A404

(CUSIP Number)

Mitchell S. Nussbaum, Esq.

Giovanni Caruso, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81661A404

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) SELWAY CAPITAL HOLDINGS LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Source of funds (see instructions) OO
5	check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,600,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,600,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 14.3% (1)(2)
14	Type of Reporting Person (See Instructions) oO

(1) Consists of 600,000 shares of common stock and warrants to purchase an aggregate of 1,000,000 shares of common stock, of which 966,667 warrants were issued to Selway Capital Holdings LLC and 33,333 warrants were issued to Doron Cohen. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $10.00 per share. The warrants may be exercised at any time or from time to time from the consummation of a post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be.

(2) Based on 10,208,459 shares of common stock issued and outstanding as of April 15, 2013, as reported in the Issuer’s Current Report on Form 8-K, dated April 16, 2013.

CUSIP No. 81661A404

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) SELWAY CAPITAL LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Source of funds (see instructions) OO
5	check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,600,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,600,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 14.3% (1)(2)
14	Type of Reporting Person (See Instructions) oO

(1) Consists of 600,000 shares of common stock and warrants to purchase an aggregate of 1,000,000 shares of common stock, of which 966,667 warrants were issued to Selway Capital Holdings LLC and 33,333 warrants were issued to Doron Cohen. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $10.00 per share. The warrants may be exercised at any time or from time to time from the consummation of a post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be.

(2) Based on 10,208,459 shares of common stock issued and outstanding as of April 15, 2013, as reported in the Issuer’s Current Report on Form 8-K, dated April 16, 2013.

CUSIP No. 81661A404

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) yaron eitan
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Source of funds (see instructions) oo
5	check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization united states of america
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,600,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,600,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 14.3% (1)(2)
14	Type of Reporting Person (See Instructions) in

(1) Consists of 600,000 shares of common stock and warrants to purchase an aggregate of 1,000,000 shares of common stock, of which 966,667 warrants were issued to Selway Capital Holdings LLC and 33,333 warrants were issued to Doron Cohen. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $10.00 per share. The warrants may be exercised at any time or from time to time from the consummation of a post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be.

(2) Based on 10,208,459 shares of common stock issued and outstanding as of April 15, 2013, as reported in the Issuer’s Current Report on Form 8-K, dated April 16, 2013.

CUSIP No. 81661A404

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) edmundo gonzalez
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Source of funds (see instructions) OO
5	check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization united states of america
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,600,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,600,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 14.3% (1)(2)
14	Type of Reporting Person (See Instructions) in

(1) Consists of 600,000 shares of common stock and warrants to purchase an aggregate of 1,000,000 shares of common stock, of which 966,667 warrants were issued to Selway Capital Holdings LLC and 33,333 warrants were issued to Doron Cohen. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $10.00 per share. The warrants may be exercised at any time or from time to time from the consummation of a post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be.

(2) Based on 10,208,459 shares of common stock issued and outstanding as of April 15, 2013, as reported in the Issuer’s Current Report on Form 8-K, dated April 16, 2013.

CUSIP No. 81661A404

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) cn-sch LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Source of funds (see instructions) OO
5	check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,600,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,600,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 14.3% (1)(2)
14	Type of Reporting Person (See Instructions) oO

(1) Consists of 600,000 shares of common stock and warrants to purchase an aggregate of 1,000,000 shares of common stock, of which 966,667 warrants were issued to Selway Capital Holdings LLC and 33,333 warrants were issued to Doron Cohen. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $10.00 per share. The warrants may be exercised at any time or from time to time from the consummation of a post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be.

(2) Based on 10,208,459 shares of common stock issued and outstanding as of April 15, 2013, as reported in the Issuer’s Current Report on Form 8-K, dated April 16, 2013.

CUSIP No. 81661A404

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) bounty investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Source of funds (see instructions) OO
5	check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,600,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,600,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 14.3% (1)(2)
14	Type of Reporting Person (See Instructions) oO

(1) Consists of 600,000 shares of common stock and warrants to purchase an aggregate of 1,000,000 shares of common stock, of which 966,667 warrants were issued to Selway Capital Holdings LLC and 33,333 warrants were issued to Doron Cohen. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $10.00 per share. The warrants may be exercised at any time or from time to time from the consummation of a post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be.

(2) Based on 10,208,459 shares of common stock issued and outstanding as of April 15, 2013, as reported in the Issuer’s Current Report on Form 8-K, dated April 16, 2013.

CUSIP No. 81661A404

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) santa maria overseas ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Source of funds (see instructions) OO
5	check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization bahamas
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,600,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,600,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 14.3% (1)(2)
14	Type of Reporting Person (See Instructions) oO

(1) Consists of 600,000 shares of common stock and warrants to purchase an aggregate of 1,000,000 shares of common stock, of which 966,667 warrants were issued to Selway Capital Holdings LLC and 33,333 warrants were issued to Doron Cohen. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $10.00 per share. The warrants may be exercised at any time or from time to time from the consummation of a post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be.

(2) Based on 10,208,459 shares of common stock issued and outstanding as of April 15, 2013, as reported in the Issuer’s Current Report on Form 8-K, dated April 16, 2013.

CUSIP No. 81661A404

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) mayflower trust
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Source of funds (see instructions) OO
5	check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization cayman islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,600,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,600,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 14.3% (1)(2)
14	Type of Reporting Person (See Instructions) oO

(1) Consists of 600,000 shares of common stock and warrants to purchase an aggregate of 1,000,000 shares of common stock, of which 966,667 warrants were issued to Selway Capital Holdings LLC and 33,333 warrants were issued to Doron Cohen. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $10.00 per share. The warrants may be exercised at any time or from time to time from the consummation of a post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be.

(2) Based on 10,208,459 shares of common stock issued and outstanding as of April 15, 2013, as reported in the Issuer’s Current Report on Form 8-K, dated April 16, 2013.

CUSIP No. 81661A404

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) tz columbus services limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Source of funds (see instructions) OO
5	check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization british virgin islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,600,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,600,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 14.3% (1)(2)
14	Type of Reporting Person (See Instructions) oO

(1) Consists of 600,000 shares of common stock and warrants to purchase an aggregate of 1,000,000 shares of common stock, of which 966,667 warrants were issued to Selway Capital Holdings LLC and 33,333 warrants were issued to Doron Cohen. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $10.00 per share. The warrants may be exercised at any time or from time to time from the consummation of a post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be.

(2) Based on 10,208,459 shares of common stock issued and outstanding as of April 15, 2013, as reported in the Issuer’s Current Report on Form 8-K, dated April 16, 2013.

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) andrew intrater
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Source of funds (see instructions) OO
5	check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization united states of america
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,600,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,600,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 14.3% (1)(2)
14	Type of Reporting Person (See Instructions) in

(1) Consists of 600,000 shares of common stock and warrants to purchase an aggregate of 1,000,000 shares of common stock, of which 966,667 warrants were issued to Selway Capital Holdings LLC and 33,333 warrants were issued to Doron Cohen. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $10.00 per share. The warrants may be exercised at any time or from time to time from the consummation of a post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be.

(2) Based on 10,208,459 shares of common stock issued and outstanding as of April 15, 2013, as reported in the Issuer’s Current Report on Form 8-K, dated April 16, 2013.

CUSIP No. 81661A404

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) jarret fass
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Source of funds (see instructions) OO
5	check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization united states of america
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,600,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,600,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 14.3% (1)(2)
14	Type of Reporting Person (See Instructions) in

(1) Consists of 600,000 shares of common stock and warrants to purchase an aggregate of 1,000,000 shares of common stock, of which 966,667 warrants were issued to Selway Capital Holdings LLC and 33,333 warrants were issued to Doron Cohen. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $10.00 per share. The warrants may be exercised at any time or from time to time from the consummation of a post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be.

(2) Based on 10,208,459 shares of common stock issued and outstanding as of April 15, 2013, as reported in the Issuer’s Current Report on Form 8-K, dated April 16, 2013.

CUSIP No. 81661A404

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) doron cohen
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Source of funds (see instructions) OO
5	check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,600,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,600,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 14.3% (1)(2)
14	Type of Reporting Person (See Instructions) in

(1) Consists of 600,000 shares of common stock and warrants to purchase an aggregate of 1,000,000 shares of common stock, of which 966,667 warrants were issued to Selway Capital Holdings LLC and 33,333 warrants were issued to Doron Cohen. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $10.00 per share. The warrants may be exercised at any time or from time to time from the consummation of a post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be.

(2) Based on 10,208,459 shares of common stock issued and outstanding as of April 15, 2013, as reported in the Issuer’s Current Report on Form 8-K, dated April 16, 2013.

CUSIP No. 81661A404

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) yair shamir
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Source of funds (see instructions) OO
5	check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,600,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,600,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 14.3% (1)(2)
14	Type of Reporting Person (See Instructions) in

(1) Consists of 600,000 shares of common stock and warrants to purchase an aggregate of 1,000,000 shares of common stock, of which 966,667 warrants were issued to Selway Capital Holdings LLC and 33,333 warrants were issued to Doron Cohen. Each warrant is exercisable for one share of common stock of the Issuer at an exercise price of $10.00 per share. The warrants may be exercised at any time or from time to time from the consummation of a post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be.

(2) Based on 10,208,459 shares of common stock issued and outstanding as of April 15, 2013, as reported in the Issuer’s Current Report on Form 8-K, dated April 16, 2013.

CUSIP No. 81661A404

EXPLANATORY NOTE

This Schedule 13D amends the Schedule 13G previously filed by the Reporting Persons (as defined below) on February 14, 2012.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.0001 per share, of Selway Capital Acquisition Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 66 Ford Road, Suite 230, Denville, NJ 07834.

ITEM 2. IDENTITY AND BACKGROUND

(a), (b) and (c): Name, Residence or Business Address, and Present Principal Occupation or Employment:

This statement is filed on behalf of (i) Selway Capital Holdings LLC (“SCH”), (ii) Selway Capital LLC (“Selway Capital”), (iii) Yaron Eitan, (iv) Edmundo Gonzalez, (v) CN-SCH, LLC (“CN-SCH”), (vi) Bounty Investments, LLC (“Bounty”), (vii) Santa Maria Overseas Ltd. (“Santa Maria”), (viii) Mayflower Trust (“Mayflower”) and (ix) TZ Columbus Services Limited (“TZ”), (x) Andrew Intrater, (xi) Jarret Fass, (xii) Doron Cohen and (xiii) Yair Shamir (SCH, Selway Capital, CN-SCH, Bounty, Mayflower, Santa Maria, TZ, and Messrs. Eitan, Gonzalez, Intrater, Fass, Cohen and Shamir, together, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SCH, a Delaware limited liability company, has a principal place of business located at 900 Third Avenue, 19th Floor, New York, NY 10022. Messrs. Eitan and Mr. Intrater are the managers of SCH.

Selway Capital, a Delaware limited liability company, whose business address is 900 Third Avenue, 19th Floor, New York, NY 10022, is one of two members of SCH. Messrs. Eitan and Gonzalez are the managing members of Selway Capital, an investment management firm. Aside from his position with Selway Capital, Mr. Gonzalez also serves as a director of the Issuer.

CN-SCH, a Delaware limited liability company, is one of two members of SCH. Bounty, a Delaware limited liability company, owns 100% of CN-SCH. Mr. Intrater is the Chief Executive Officer of each of Bounty and CN-SCH. Santa Maria, a Bahamanian company, owns 80% of the equity interests of Bounty. Mayflower, a Cayman Islands trust, owns 100% of the equity interests of Santa Maria. TZ, a British Virgin Islands corporation, is the trustee of Mayflower Trust. Mr. Intrater is also the Chief Executive Officer of Columbus Nova, a private investment firm. The business address of each of CN-SH, Bounty, Santa Maria, Mayflower, TZ and Columbus Nova is 900 Third Avenue, 19th Floor, New York, NY 10022.

Jarret Fass is a principal of Selway Capital, with a business address at 900 Third Avenue, 19th Floor, New York, NY 10022.

Doron Cohen is founder and Senior Partner of Doron Cohen & Co. Law Offices, with a business address at 16 Abba Hillel Silver Road. Ramat-Gan, Israel 52506.

CUSIP No. 81661A404

Yair Shamir is Chairman and Managing Partner, Catalyst Investments LP, an Israeli-based venture capital firm, with a business address at 10 Amirim St. Savyon, POB 2031, Israel 56516.

(d) Criminal Convictions:

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Civil Proceedings:

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Messrs. Eitan, Gonzalez, Fass and Intrater are U.S. citizens. Messrs. Cohen and Shamir are Israeli citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As previously reported on a Schedule 13G filed by the Reporting Persons with the SEC on February 14, 2012, on February 23, 2011, SCH acquired 575,000 shares of Series C common stock for an aggregate purchase price of $25,000, in connection with the formation of the Issuer, including 75,000 shares that were redeemed by the Issuer on December 20, 2011 and warrants to purchase an aggregate of 2,333,333 shares of the Issuer's common stock at an exercise price of $7.50 per share for an aggregate purchase price of $1,750,000 (the “Sponsor Warrants”).

Pursuant to the Merger Agreement, on April 10, 2013, the Sponsor Warrants automatically converted into the right to receive: (i) an aggregate of 100,000 shares of Series C common stock, and (ii) warrants to purchase an aggregate of 1,000,000 shares of common stock at an exercise price of $10.00 per share (the "Exchange Warrants"), of which 966,667 Exchange Warrants were issued to Selway Capital Holdings LLC and 33,333 Exchange Warrants were issued to Doron Cohen. The proceeds from the exercise of the Exchange Warrants will be paid: (i) 75% to the holders of all of the issued and outstanding shares of common stock of HCCA immediately prior to the time of the Merger, and (ii) 25% to certain members of HCCA’s management. The Exchange Warrants are only exercisable for cash, may not be exercised on a cashless basis, and must be exercised if the closing price for the combined company's common stock exceeds $12.00 per share for 20 trading days in any 30-trading-day period. The warrants may be exercised at any time or from time to time from the consummation of a post-acquisition tender offer or post-acquisition automatic trust liquidation, as the case may be.

ITEM 4. PURPOSE OF TRANSACTION

Prior to the Merger, the Issuer was an innovated public acquisition company, a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or similar acquisition transaction, one or more operating businesses. As a result of the Merger, the Issuer acquired and operates its business through HCCA, a Pharmacy Benefit Manager and mail order pharmacy service company based in Denville, New Jersey. The exchange of the Reporting Persons’ shares described in Item 3 of this Schedule 13D was conducted to facilitate the Merger.

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Other than pursuant to the transactions described above and Mr. Gonzalez’s activities as a director of the Issuer, none of the Reporting Persons has any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

Immediately after the closing of the Merger with HCCA on April 10, 2013, the 600,000 shares of common stock and 1,000,000 shares underlying the Exchange Warrants (the 1,600,000 shares, in the aggregate, the “Founder Shares”) represented 14.3% beneficial ownership, based upon 10,208,459 shares of common stock issued and outstanding as of April 15, 2013.

(b)	Power to Vote and Dispose of the Issuer Shares:

Selway Capital and CN-SCH are the members of SCH. Each of Messrs. Eitan, Gonzalez, Fass, Cohen, Shamir, Selway Capital LLC, CN-SCH, and, by way of their affiliation with CN-SCH, Mr. Intrater, Bounty, Santa Maria, Mayflower and TZ, may be deemed to share voting and dispositive power over the Founder Shares; however, each such person disclaims beneficial ownership of the Founder Shares extent to the extent of such person’s pecuniary interest in them.

The Founder Shares are subject to the terms of an escrow agreement dated November 7, 2011, pursuant to which, subject to certain limited exceptions for permitted transfers, these securities will not be transferable during the escrow period. Half of the Founder Shares will not be released from escrow until April 10, 2014, and the remaining half of the Founder Shares will not be released from escrow until April 10, 2015.

The Founder Shares are also subject to certain voting restrictions pursuant to a voting agreement dated April 10, 2013, pursuant to which, for a two year period following the Merger, Selway Capital Holdings LLC will vote all shares then-owned in favor of those persons nominated to the Issuer’s board of directors by: (i) Gary Sekulski, the representative of the stockholders of HCCA before the Merger, who will designate three persons, (ii) Edmundo Gonzalez, the Issuer’s representative, who will designate one person; and (iii) such board designees, who will unanimously designate three persons.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Persons have not effected any transactions in the Issuer’s common stock during the past 60 days, other than as described in this Schedule 13D.

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(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in Item 5 of this Schedule 13D, the Reporting Persons are not subject to any contracts, arrangements, understandings or relationships (legal or otherwise) that are currently in effect with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1.	Joint Filing Agreement.

2.	Securities Escrow Agreement, dated November 7, 2011, among Selway Capital Acquisition Corporation, American Stock Transfer & Trust Company, LLC and Selway Capital Holdings LLC.*

3.	Voting Agreement, dated April 10, 2013, by and among Selway Capital Acquisition Corporation and certain shareholders.**

* Incorporated by reference to the exhibit filed with the Issuer’s Annual Report on Form 10-K filed with the SEC on March 30, 2012.

** Incorporated by reference to exhibits filed with the Issuer’s Current Report on Form 8-K filed with the SEC on April 16, 2013.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2013	SELWAY CAPITAL HOLDINGS LLC

/s/ Yaron Eitan
Name: Yaron Eitan
Title: Board Manager

Date: April 22, 2013	SELWAY CAPITAL LLC

/s/ Yaron Eitan
Name: Yaron Eitan
Title: Managing Member

Date: April 22, 2013	CN-SCH, LLC

/s/ Andrew Intrater
Name: Andrew Intrater
Title: Chief Executive Officer

Date: April 22, 2013	BOUNTY INVESTMENTS, LLC

/s/ Andrew Intrater
Name: Andrew Intrater
Title: Chief Executive Officer

Date: April 22, 2013	SANTA MARIA OVERSEAS LTD.

/s/ Andrew Intrater
Name: Andrew Intrater
Title: Attorney-in-Fact*

Date: April 22, 2013	MAYFLOWER TRUST

/s/ Andrew Intrater
Name: Andrew Intrater
Title: Attorney-in-Fact*

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Date: April 22, 2013	TZ COLUMBUS SERVICES LTD.

/s/ Andrew Intrater
Name: Andrew Intrater
Title: Attorney-in-Fact*

Date: April 22, 2013	/s/ Yaron Eitan
Name: Yaron Eitan

Date: April 22, 2013	/s/ Edmundo Gonzalez
Name: Edmundo Gonzalez

Date: April 22, 2013	/s/ Jarret Fass
Name: Jarret Fass

Date: April 22, 2013	/s/ Doron Cohen
Name: Doron Cohen

Date: April 22, 2013	/s/ Yair Shamir
Name: Yair Shamir

Date: April 22, 2013	/s/ Andrew Intrater
Name: Andrew Intrater

*A copy of the power attorney granting Mr. Intrater the authority to sign this Schedule 13D on behalf of Santa Maria Overseas Ltd., Mayflower Trust, and TZ Columbus Services Ltd. is incorporated by reference to Exhibit 3 to the Schedule 13G filed by the Reporting Persons on February 14, 2012.

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Exhibit 1

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Date: April 22, 2013	SELWAY CAPITAL HOLDINGS LLC

	By:	/s/ Yaron Eitan
Name: Yaron Eitan
Title: Board Manager

Date: April 22, 2013	SELWAY CAPITAL LLC

	By:	/s/ Yaron Eitan
Name: Yaron Eitan
Title: Managing Member

Date: April 22, 2013	CN-SCH, LLC

	By:	/s/ Andrew Intrater
Name: Andrew Intrater
Title: Chief Executive Officer

Date: April 22, 2013	BOUNTY INVESTMENTS, LLC

	By:	/s/ Andrew Intrater
Name: Andrew Intrater
Title: Chief Executive Officer

Date: April 22, 2013	SANTA MARIA OVERSEAS LTD.

	By:	/s/ Andrew Intrater
Name: Andrew Intrater
Title: Attorney-in-Fact*

Date: April 22, 2013	MAYFLOWER TRUST

	By:	/s/ Andrew Intrater
Name: Andrew Intrater
Title: Attorney-in-Fact*

Date: April 22, 2013	TZ COLUMBUS SERVICES LTD.

	By:	/s/ Andrew Intrater
Name: Andrew Intrater
Title: Attorney-in-Fact*

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Date: April 22, 2013	/s/ Yaron Eitan
Name: Yaron Eitan

Date: April 22, 2013	/s/ Edmundo Gonzalez
Name: Edmundo Gonzalez

Date: April 22, 2013	/s/ Jarret Fass
Name: Jarret Fass

Date: April 22, 2013	/s/ Doron Cohen
Name: Doron Cohen

Date: April 22, 2013	/s/ Yair Shamir
Name: Yair Shamir

Date: April 22, 2013	/s/ Andrew Intrater
Name: Andrew Intrater

*A copy of the power attorney granting Mr. Intrater the authority to sign this Schedule 13D on behalf of Santa Maria Overseas Ltd., Mayflower Trust, and TZ Columbus Services Ltd. is incorporated by reference to Exhibit 3 to the Schedule 13G filed by the Reporting Persons on February 14, 2012.

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